UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES CHANGES TO ITS PEOPLE AND TRANSFORMATION LEADERSHIP TEAM

International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced that that Dorothy Costa, who previously served as IGT Vice President of People and Transformation for North America, has been appointed as Global Head of People and Transformation, reporting to IGT Chief Executive Officer (“CEO”) Marco Sala effective April 6, 2020. In her new role, Ms. Costa will have strategic oversight for the IGT People and Transformation function, including all business unit senior people partners and the total rewards, diversity and inclusion, organization transformation and global services and talent management centers of excellence. Mario Di Loreto is transitioning from his position as IGT Executive Vice President of People and Transformation, effective April 6, 2020. Mr. Di Loreto will serve as Executive Vice President, Senior Advisor to IGT CEO Marco Sala through the end of 2020.

Ms. Costa has more than 26 years of human resources experience, including 22 years in the lottery and gaming industry. Prior to her current role at IGT (formerly GTECH), she served as Senior Director of Human Resources for the Products & Services organization and in a series of roles of increasing responsibility in the Company. Prior to joining the Company, Ms. Costa served in various human resources roles for the Citizens Financial Group in Providence, Rhode Island. Ms. Costa holds a Bachelor of Science degree in Business Management from Rhode Island College, and an MBA in Organizational Leadership from Johnson & Wales University in Providence, Rhode Island. She also completed the Advanced Human Resource Executive Program at the University of Michigan, Michigan Ross School of Business Executive Education.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Changes to its People and Transformation Leadership Team,” dated April 7, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Changes to its People and Transformation Leadership Team,” dated April 7, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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